April 13, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Todd M. Hornbeck
President and Chief Executive Officer
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433

RE:	Hornbeck Offshore Services, Inc. (the "Company")
	Form 10-K for the year ended December 31, 2004
	File No. 333-69826

Dear Mr. Hornbeck:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.


Item 6 - Selected Financial Data

Reconciliation of EBITDA to Net Income - page 28 and Form 8-K, dated
February 28, 2005

1. We have reviewed your disclosures regarding the presentation of EBITDA and are not persuaded that you have appropriately justified the use of non-GAAP financial measures in the evaluation of your performance. For example, you state that EBITDA facilitates company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting interest expense), taxation, and the method by which assets were acquired. Please supplementally tell us how elimination of your depreciation expense allows for useful comparison of your results to competitors that acquire their operating assets through the use of operating leases, for which their lease costs would not be eliminated in the presentation of EBITDA. Please also tell us how elimination of your regulatory drydocking amortization allows for useful comparison to competitors who expense such costs as incurred. In addition, please supplementally tell us why EBITDA is more useful to investors than operating income (loss), which provides your operating results prior to the effect of interest and taxation. We note that your presentation of EBITDA improperly excludes interest income. See Item 10(e)(1)(i)(
C) of Regulation S-K and Item 2.02 of Form 8-K for guidance.

Management`s Discussion and Analysis

Contractual Obligations - page 44

2. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate.
If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Please revise accordingly in future filings.

Notes to the Consolidated Financial Statements

Note 8 Incentive Compensation Plan - page F-17

3. We note your disclosure regarding the calculation of fair value for options granted to employees during each of the three years ended Decmber 31, 2004. We note that you have elected to use the minimum value method and therefore have excluded volatility from the Black-
Scholes pricing model. After the Company`s initial public offering of its stock on March 26, 2004, the minimum value method was no longer an appropriate method of determining fair value of the options issued to employees. Please refer to FAS No. 123, paragraph 19 for guidance. Please revise accordingly in future filings.

Note 15 Candy Fleet Offshore Supply Vessel Acquisitions - page F-
22

4. We note your disclosure regarding the acquisition of six offshore supply vehicles during 2003 for approximately $54 million. We further note that under the tests for acquired businesses financial statement presentation that it appears the assets acquired and the investment made are both less than 20%, based on the information disclosed. We also note the disclosure that income statement results for these vehicles are immaterial to the results of Hornbeck. Your July 7, 2003,
Form 8-K filing includes the Asset Purchase Agreement for this transaction. Within this document, Attachment A includes the unaudited financial statements for the vehicles purchased. However, you note that this and other Attachments are not included in the EDGAR filing but are available on request. Please supplementally provide these financial statements to us and support your conclusion that the income test for acquired businesses has not been met in this acquisition.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.

You may contact Rob Perdue at (202) 824-5536 or Lyn Shenk,
Assistant
Chief Accountant, at (202) 824-5369 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 942-1995 with any other questions.


								Sincerely,



								David R. Humphrey
								Branch Chief


Via facsimile:  James O. Harp, Jr., CFO
		(985) 727-2006
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Mr. Todd M. Hornbeck
Hornbeck Offshore Services, Inc.
April 13, 2005
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